UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.    12   )*

E*TRADE Financial Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

269246104
(CUSIP Number)

John C. Nagel
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269246104	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,183,569 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 percent[1]
14	TYPE OF REPORTING PERSON PN, HC

1           See Item 5 below.

CUSIP No. 269246104	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,183,569 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 percent[2]
14	TYPE OF REPORTING PERSON OO, HC

2           See Item 5 below.

CUSIP No. 269246104	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,183,569 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 percent[3]
14	TYPE OF REPORTING PERSON IN, HC

3           See Item 5 below.

CUSIP No. 269246104	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Equity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,183,569 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 percent[4]
14	TYPE OF REPORTING PERSON CO

4           See Item 5 below.

CUSIP No. 269246104	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Securities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,183,569 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 percent[5]
14	TYPE OF REPORTING PERSON OO, BD

5           See Item 5 below.

CUSIP No. 269246104	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,183,569 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 percent[6]
14	TYPE OF REPORTING PERSON CO

6           See Item 5 below.

CUSIP No. 269246104	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,183,569 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 percent[7]
14	TYPE OF REPORTING PERSON OO, HC

7           See Item 5 below.

CUSIP No. 269246104	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Wingate Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,183,569 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 percent[8]
14	TYPE OF REPORTING PERSON CO

8           See Item 5 below.

CUSIP No. 269246104	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,183,569 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 percent[9]
14	TYPE OF REPORTING PERSON PN, HC

9           See Item 5 below.

CUSIP No. 269246104	Page 11 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,183,569 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 percent[10]
14	TYPE OF REPORTING PERSON PN, HC

10           See Item 5 below.

CUSIP No. 269246104	Page 12 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 166,183,569 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 percent[11]
14	TYPE OF REPORTING PERSON OO, HC

11           See Item 5 below.

CUSIP No. 269246104	Page 13 of 16 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 12 amends the Schedule 13D filed on December 17, 2007 (the "Original Filing") by Citadel Limited Partnership ("CLP"), Citadel Investment Group, L.L.C. ("CIG"), Kenneth Griffin ("Griffin"), Citadel Equity Fund Ltd. ("CEF"), Citadel Securities LLC (f/k/a Citadel Derivatives Group LLC ("CDG")), Citadel Derivatives Trading Ltd. ("CDT"), Wingate Capital Ltd. ("Wingate"), and Citadel AC Investments Ltd. ("CAC") relating to the Common Stock, $0.01 par value, of E*TRADE Financial Corporation, as amended by Amendment No. 1 to Schedule 13D filed on January 18, 2008 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D filed on February 27, 2008 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D filed on March 10, 2008 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D filed on April 1, 2008 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D filed on April 4, 2008 ("Amendment No. 5"), Amendment No. 6 to Schedule 13D filed on May 6, 2008 ("Amendment No. 6"), Amendment No. 7 to Schedule 13D filed on May 14, 2008 ("Amendment No. 7"), Amendment No. 8 to Schedule 13D filed on May 27, 2008 ("Amendment No. 8"), Amendment No. 9 to Schedule 13D filed on June 10, 2009 ("Amendment No. 9"), Amendment No. 10 to Schedule 13D filed on June 22, 2009 (“Amendment No. 10”) and Amendment No. 11 to Schedule 13D filed on August 13, 2009 (“Amendment No. 11” and, together with the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10, the "Prior Filing") by CLP, CIG, Griffin, CEF, CDG, CDT, CAC, Citadel Advisors LLC ("Citadel Advisors"), Citadel Holdings I LP ("CH-I"), Citadel Holdings II LP ("CH-II"), and Citadel Investment Group II, L.L.C. ("CIG-II"). Capitalized terms not defined herein shall have the meaning given to them in the Prior Filing.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Prior Filing is amended by deleting the first paragraph and substituting in its place the following:

The persons filing this Amendment No. 12 are CLP, CIG, Griffin, CEF, Wingate, CDG, CDT, Citadel Advisors, CH-I, CH-II and CIG-II. For purposes of this Amendment No. 12, CLP, CIG, Griffin, CEF, Wingate, CDG, CDT, Capital Advisors, CH-I, CH-II and CIG-II constitute the "Reporting Persons".12

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Prior Filing is amended by inserting the following after the thirteenth paragraph:

On August 19, 2009, at a special stockholder meeting, the stockholders of the Issuer approved, among other things, (1) an amendment to the Issuer’s Certificate of Incorporation increasing the authorized shares of its Common Stock to four billion, and (2) the issuance of the consideration offered to holders of notes in the Debt Exchange.  Stockholder approval of these proposals was the remaining condition for the completion of the Debt Exchange. The Debt Exchange is expected to close on August 25, 2009, at which time approximately $800 million face amount of the tendered Springing Lien Notes and approximately $230 million face amount of the tendered 8% Notes presently owned by CEF will be exchanged for a like face amount of Class A Debentures.13  At the same meeting, the stockholders of the Issuer also passed a non-binding resolution advising the Issuer to terminate its stockholder rights plan.

12           For purposes of the Original Filing, CLP, CIG, Griffin, CEF, CDG, CDT, CAC and Wingate constituted the "Reporting Persons". As described in Item 6 of the Prior Filing, Wingate assigned all of its Common Stock and all of its rights to acquire Common Stock to CAC. As a result, Wingate ceased being the beneficial owner of any Common Stock on or about November 29, 2007; however, Wingate again became a Reporting Person in connection with Amendment No. 10.  For purposes of Amendment No. 1 through Amendment No. 9, CLP, CIG, Griffin, CEF, CAC, CDG, CDT, Citadel Advisors, CH-I, CH-II and CIG-II constituted the "Reporting Persons". As described in Item 3 of the Prior Filing, CAC distributed all of its Common Stock to CEF, its direct parent.  As a result, CAC ceased being the beneficial owner of any Common Stock on or about October 13, 2008.
13           The Class A Debentures acquired by CEF will be convertible into shares of Common Stock at a per share price of $1.034 subject to the limitations on conversion described in Item 6.  However, none of the Class A Debentures are presently convertible by the Reporting Persons into Common Stock because the Reporting Persons beneficially own more than 9.9% of the Issuer’s outstanding Common Stock and because the limitations on conversion described in Item 6 preclude any conversions in such a circumstance.

CUSIP No. 269246104	Page 14 of 16 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of the Prior Filing are amended and restated as follows:

(a)	Number of shares:	166,183,569 shares
	Percentage of shares:	14.9%[14]

(b)	Sole power to vote or direct the vote:	0
	Shared power to vote or direct the vote:	166,183,569 shares
	Sole power to dispose or to direct the disposition:	0
	Shared power to dispose or direct the disposition:	166,183,569 shares

(c)	There have been no transactions effected by the Reporting Persons in the shares of Common Stock of the Issuer since the date of Amendment No. 11.

(d)	No change.

(e)	No change.

14           The percentages reported in this Amendment No. 12 are based upon 1,116,821,812 shares of Common Stock outstanding as of August 3, 2009, as reported in the Form 10-Q filed by the Issuer on August 6, 2009.

CUSIP No. 269246104	Page 15 of 16 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 21st day of August, 2009

CITADEL LIMITED PARTNERSHIP By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL INVESTMENT GROUP, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
CITADEL EQUITY FUND LTD.

By:     Citadel Advisors LLC,
           its Portfolio Manager

By:     Citadel Holdings II LP,
           its managing member

By:     Citadel Investment Group II, L.L.C.,
           its General Partner

By:     /s/ John C. Nagel
           John C. Nagel, Authorized Signatory

KENNETH GRIFFIN By: /s/ John C. Nagel John C. Nagel, attorney-in-fact[15]
CITADEL SECURITIES LLC

By:     Citadel Advisors LLC,
           its Managing Member

By:     Citadel Holdings II LP,
           its managing member

By:     Citadel Investment Group II, L.L.C.,
           its General Partner

By:     /s/ John C. Nagel
           John C. Nagel, Authorized Signatory

CITADEL DERIVATIVES TRADING LTD.

By:     Citadel Advisors LLC,
           its Portfolio Manager

By:     Citadel Holdings II LP,
           its managing member

By:     Citadel Investment Group II, L.L.C.,
           its General Partner

By:     /s/ John C. Nagel
           John C. Nagel, Authorized Signatory

15           John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.

CUSIP No. 269246104	Page 16 of 16 Pages

CITADEL ADVISORS LLC By: Citadel Holdings II LP, its managing member By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL HOLDINGS I LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
CITADEL HOLDINGS II LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL INVESTMENT GROUP II, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
WINGATE CAPITAL LTD.

By:     Citadel Advisors LLC,
           its Portfolio Manager

By:     Citadel Holdings II LP,
           its managing member

By:     Citadel Investment Group II, L.L.C.,
           its General Partner

By:     /s/ John C. Nagel
           John C. Nagel, Authorized Signatory